SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 1-5759
NOTIFICATION OF LATE FILING
(Check One):      ☐ Form 10-K          ☐ Form 20-F          ☐ Form 11-K          ☒ Form 10-Q
☐ Form 10-D          ☐ Form N-SAR          ☐ Form N-CSR
For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:__________________________________________________________________________________________________________
Read instruction (on back page) before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates: _________

Part I. Registrant Information
Full name of registrant Vector Group Ltd.
Former name if applicable

Address of principal executive office (Street and number)
100 S.E. Second Street
City, State and Zip Code Miami, Florida 33131
Part II. Rule 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III. Narrative
     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).
     As announced on November 9, 2006, the Company has determined that it will restate its financial results for 2004, 2005 and for the quarters ended March 31, 2006 and June 30, 2006. The restatement will correct an error in the computation of the debt discount amortization created by the embedded derivative and the beneficial conversion feature associated with the Company’s 5% variable interest senior convertible notes due 2011. The effect of the restatement will be to decrease previously reported non-cash interest expense and to increase previously reported income by a total of approximately $8.1 million on a pre-tax basis for the affected periods. The restatement will have no effect on previously reported operating income or net reported cash flows for the restated periods. As a result of the restatement, this previously reported non-cash interest expense of approximately $8.1 million will be recognized over the remaining term of the convertible debt. As a result of the significant resources necessary to effect the restatement, the Company was not able to file its Report on Form 10-Q for the quarter ended September 30, 2006 within the period prescribed for the filing of such report.

Part IV. Other Information
     (1) Name and telephone number of person to contact in regard to this notification.

Bryant Kirkland	305	579-8000

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes         ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes         ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company’s unaudited revenues and operating income for the three and nine months ended September 30, 2006 in the Form 10-Q will be consistent with the operating data in the attached Exhibit 99.1. The results for the three months ended September 30, 2006, when fully reported, will include an $11.5 million decrease in reported income tax expense due to the reduction of the Company’s previously established reserves as a result of its July 2006 settlement with the Internal Revenue Service. The results for the nine months ended September 30, 2006, when fully reported, will include a non-cash charge of $14.9 million associated with the issuance in June 2006 of additional shares of common stock in connection with the conversion of $70.0 million of the Company’s 6.25% convertible notes due 2008 and the $11.5 million decrease in reported income tax expense as a result of the previously referenced July 2006 settlement with the Internal Revenue Service.
     On November 9, 2006, the Company determined that it would restate its financial statements for each of the years ended December 31, 2004 and 2005, and selected financial data for each of the years 2004 and 2005 appearing in Item 6 of its Annual Report on Form 10-K, as amended, for the year ended December 31, 2005, as well as its interim financial statements for the quarters ended March 31, 2005 and 2006, June 30, 2005 and 2006, and September 30, 2005. The restatement will correct an error in the computation of the amortization of the debt discount created by the embedded derivative and the beneficial conversion feature associated with the Company’s 5% variable interest senior convertible notes due 2011. As a result, the Company’s previously issued financial statements for these periods should not be relied upon.
     The revised financial statements and selected financial data for the periods referenced above will be included, as applicable, in an amended Annual Report on Form 10-K, as amended, for the year ended December 31, 2005, and in amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006. The revised interim financial statements for the quarter ended September 30, 2005 will be included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. The Company expects to file the amended documents as promptly as practicable.
     The Company previously amortized the debt discount using an erroneous amortization method that did not result in a consistent yield on the convertible debt over its term (the effective interest method). The amortization method used by the Company resulted in an overstatement of non-cash interest expense during 2004 and 2005, all interim periods in 2005 and the first two interim periods in 2006 than that which would have resulted using the effective interest method. The effect of the restatement will be to decrease previously reported non-cash interest expense and to increase previously reported income by a total of approximately $8.1 million on a pre-tax basis for the affected periods as follows:

	Interest Expense		Net Income (loss)
(Amounts in 000s)	As reported	As restated	As reported	As restated
Three months ended December 31, 2004	$5,332	$4,811	$11,024	$11,360

Year ended December 31, 2004	25,077	24,556	6,815	7,151

Three months ended March 31, 2005	6,647	5,514	11,496	12,227

Three months ended June 30, 2005	9,242	7,581	10,277	11,348

Three months ended September 30, 2005	8,266	7,010	9,235	10,045

Three months ended December 31, 2005	7,825	6,626	18,087	18,766

Year ended December 31, 2005	31,980	26,731	49,095	52,386

Three months ended March 31, 2006	8,266	7,052	9,293	10,013

Three months ended June 30, 2006	8,802	7,724	(3,349)	(2,710)
     The restatement will have no effect on previously reported operating income or net reported cash flows for the restated periods. As a result of the restatement, this previously reported non-cash interest expense of approximately $8.1 million will be recognized over the remaining term of the convertible debt.
     In the Company’s Quarterly Reports on Form 10-Q for each of the quarterly periods ended March 31, 2005 and 2006, June 30, 2005 and 2006, and September 30, 2005, and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, management originally reported that the Company’s disclosure controls and procedures were effective as of each of those dates. Further, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, management concluded that its internal control over financial reporting was effective as of December 31, 2005. In the light of the restatement discussed above, the Company has reassessed the effectiveness of its disclosure controls and procedures, and its internal control over financial reporting as of those dates, respectively, and has concluded that they were not effective as of those dates due to the material weakness discussed below.
     A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     The Company did not maintain effective controls over the accuracy of its debt discount amortization. Specifically, the Company did not maintain effective controls to ensure that the amortization of its debt discount created by the embedded derivative and beneficial conversion feature resulted in a consistent yield on the Company’s 5% variable interest senior convertible notes due 2011 over its term in accordance with generally accepted accounting principles through application of the effective interest method. This control deficiency resulted in the restatement of the Company’s annual consolidated financial statements for the years ended December 31, 2004 and 2005, all interim periods in 2005, the first two interim periods of 2006 and adjustments to the third interim period of 2006. In addition, this control deficiency could result in misstatement of the Company’s debt, other assets and interest expense that would result in a material misstatement to the Company’s annual or interim consolidated financial statements that would not be prevented or detected. Accordingly the Company’s management has determined that this control deficiency constitutes a material weakness.
     In response to the material weakness in internal control over financial reporting described above, management has reviewed its procedures and processes over the accuracy of its debt discount amortization. The Company has revised the amortization of its debt discount for its 5% variable interest senior convertible notes due 2011 and plans to establish a control to test the amortization of debt discounts to ascertain that such amortization results in a consistent yield on the Company’s convertible debt over its term in accordance with the effective interest method and generally accepted accounting principles. The Company will perform such a review and test for any new convertible debt or any changes to projected interest payments on its existing convertible debt to ensure it results in a consistent yield. The Company will continue to monitor the effectiveness of this newly designed control to ascertain when the aforementioned material weakness has been remediated.
     The decision to restate the Company’s consolidated financial statements was made by the Company’s Audit Committee on November 9, 2006 upon the recommendation of the Company’s management. The Chairman of the Company’s Audit Committee and the Company’s Chief Financial Officer have discussed the matters disclosed in this filing with PricewaterhouseCoopers LLP, the Company’s independent registered certified public accounting firm.

Vector Group Ltd.

(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006	By:	/s/ J. Bryant Kirkland III
		Name:	J. Bryant Kirkland III
		Title:	Vice President, Treasurer & Chief Financial Officer